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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Celanese AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(Cusip Number)

Chinh Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.			Page 1 of 28

1.	Name of Reporting Person: BCP Crystal Acquisition GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 41,588,227

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 41,588,227

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

CUSIP No.			Page 2 of 28

1.	Name of Reporting Person: BCP Acquisition GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 3 of 28

1.	Name of Reporting Person: BCP Holdings GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 4 of 28

1.	Name of Reporting Person: BCP Management GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 5 of 28

1.	Name of Reporting Person: BCP Caylux Holdings Luxembourg S.C.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 6 of 28

1.	Name of Reporting Person: BCP Caylux Holdings Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 7 of 28

1.	Name of Reporting Person: BCP Crystal Holdings Ltd. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 8 of 28

1.	Name of Reporting Person: Crystal US Holdings 3 L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 9 of 28

1.	Name of Reporting Person: Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 10 of 28

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 11 of 28

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,655,835

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,655,835

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,655,835

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.4%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 12 of 28

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 3		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 12,980,933

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 12,980,933

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,980,933

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 13 of 28

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 14 of 28

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 379,285

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 379,285

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 379,285

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 15 of 28

1.	Name of Reporting Person: Blackstone Family Investment Partnership (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,276,550

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,276,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,276,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.6%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 16 of 28

1.	Name of Reporting Person: Blackstone Chemical Coinvest Partners (Cayman) L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 12,980,933

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 12,980,933

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,980,933

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 17 of 28

1.	Name of Reporting Person: Blackstone Management Associates (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 18 of 28

1.	Name of Reporting Person: Blackstone LR Associates (Cayman) IV Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 19 of 28

1.	Name of Reporting Person: Peter G. Peterson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): IN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

CUSIP No.			Page 20 of 28

1.	Name of Reporting Person: Stephen A. Schwarzman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,588,227

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,588,227

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,588,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.3%*

14.	Type of Reporting Person (See Instructions): IN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the SEC on Form 6-K on August 31, 2004.

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     This Amendment No. 10 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2003 (as it may be amended from time to time, the “Schedule 13D”) with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 10 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby amended and supplemented in its entirety by the following:

     This statement on Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

     (i) BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (“BCP Crystal”);

     (ii) BCP Management GmbH, a German limited liability company (“BCP Management”), in its capacity as the general partner of BCP Crystal;

     (iii) BCP Acquisition GmbH & Co. KG, a German limited partnership (“BCP Acquisition”), the sole equity holder of BCP Crystal;

     (iv) BCP Holdings GmbH, a German limited liability company (“BCP Holdings”), the sole equity holder of BCP Acquisition;

     (v) BCP Caylux Holdings Luxembourg S.C.A., a Luxembourg société en commandite par actions (partnership limited by shares) (“BCP Luxembourg”), the sole equity holder of BCP Management, BCP US Holdco and BCP Holdings;

     (vi) BCP Caylux Holdings Ltd. 1, a Cayman Islands exempted company (“BCP Caylux”), the manager of BCP Luxembourg;

     (vii) BCP Crystal Holdings Ltd. 2, a Cayman Islands exempted company (“BCP Holdings 2”), the holder of all the equity of BCP Luxembourg (in accordance with applicable Luxembourg law, a de minimus number of shares of BCP Luxembourg are held by BCP Holdings 2 indirectly through BCP Caylux and another BCP Holdings 2 wholly-owned subsidiary) and BCP Caylux;

     (viii) Crystal US Holdings 3 L.L.C., a Delaware limited liability company (“Crystal Holdings 3”), the holder of all the equity of BCP Holdings 2;

     (ix) Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd, a Cayman Islands exempted company (“BCHCP” and, together with BCP Crystal, BCP Management, BCP Acquisition, BCP Holdings, BCP Luxembourg, BCP Caylux and BCP Holdings 2, the “BCP Acquisition Entities”), the sole equity holder of Crystal Holdings 3;

     (x) Blackstone Capital Partners (Cayman) Ltd. 1, a Cayman Islands exempted company (“BCP 1”);

     (xi) Blackstone Capital Partners (Cayman) Ltd. 2, a Cayman Islands exempted company (“BCP 2”);

     (xii) Blackstone Capital Partners (Cayman) Ltd. 3, a Cayman Islands exempted company (“BCP 3”);

     (xiii) Blackstone Capital Partners (Cayman) IV L.P., a Cayman Islands exempted limited partnership (“BCP IV”), Blackstone Capital Partners (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership (“BCP IV-A”), Blackstone Family Investment Partnership (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership (“BFIP” and, together with BCP IV and BCP IV-A, the “Blackstone Partnerships) and Blackstone Chemical Coinvest Partners (Cayman) L.P., a Cayman Islands exempted limited partnership (“BCCP”);

     (xiv) Blackstone Management Associates (Cayman) IV L.P., a Cayman Islands exempted limited partnership (“BMA”), in its capacity as the general partner of the Blackstone Partnerships;

     (xv) Blackstone LR Associates (Cayman) IV Ltd., a Cayman Islands limited duration company (“Blackstone LR”), in its capacity as general partner of BMA;

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     (xvi) Mr. Peter G. Peterson; and

     (xvii) Mr. Stephen A. Schwarzman (all of the foregoing, collectively, the “Reporting Persons”); and

     Each of BCCP, BCP 1, BCP 2, BCP 3 and the BCP Acquisition Entities was formed to effect the transactions described in Item 4 of the Schedule 13D below and has not engaged in any activities other than those incident to its formation and such transactions. Crystal Holdings 3 was formed to effect an offering of debt securities in which Crystal Holdings 3 is intended to be an issuer. The principal business address of BCP Crystal, BCP Management, BCP Acquisition and BCP Holdings is Maybachstrasse 6, 70469 Stuttgart, Germany. The principal business address of BCP Luxembourg is 8-10, Rue Mathias Hardt, L-1717 Luxembourg. The principal business address of BCCP, BCHCP, BCP Caylux, BCP Holdings 2, BCP 1, BCP 2 and BCP 3 is c/o Walkers, P.O. Box 265 GT, George Town, Grand Cayman. The principal business address of Crystal Holdings 3 is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

     The principal business of the Blackstone Partnerships is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. BMA is the sole general partner of the Blackstone Partnerships. The principal business of BMA consists of performing the functions of, and serving as, the sole general partner of the Blackstone Partnerships. Blackstone LR is the sole general partner of BMA. The principal business of Blackstone LR consists of performing the functions of, and serving as, the sole general partner of BMA. The principal business address of the Blackstone Partnerships, BMA and Blackstone LR is c/o Walkers, P.O. Box 265 GT, George Town, Grand Cayman.

     Messrs. Peter G. Peterson and Stephen A. Schwarzman are directors and may be deemed to be controlling persons of Blackstone LR. Each of Messrs. Peterson and Schwarzman is a United States citizen. The principal occupation of each of Messrs. Peterson and Schwarzman is serving as an executive of one or more of the Blackstone Partnerships, BMA and their affiliates. The business address of each of Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

     During the last five years, none of the Reporting Persons and, to the best knowledge of such Reporting Persons, none of the persons listed on Schedule 1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

ITEM 4. PURPOSE OF THE TRANSACTION.

The information set forth in Item 4 is hereby amended and supplemented with the following:

Section III.3, “Companies Involved – Interest of the Bidder and Blackstone in Celanese AG,” Section IV.3, “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG” and Section VII, “Position of Celanese who do not Accept the Offer” of the Offer Document published September 2, 2004, each as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on September 16, 2004 (“TO Amendment No. 1”) and Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on September 17, 2004 (“TO Amendment No. 2”) incorporated by reference as Exhibit 14 hereto (the “Offer Document”), are hereby incorporated by reference.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

The information set forth in Item 5 is hereby amended and supplemented with the following:

Section III.1, “Companies Involved – Description of the Bidder, the Acquisition Entities and Blackstone,” of the Offer Document is hereby incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit 1 of the Schedule 13D is deleted and replaced by the following:

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Joint Filing Agreement (as restated).

Exhibit 14 of the Schedule 13D is deleted and replaced by the following:

14. Offer Document published September 2, 2004, as amended by TO Amendment No. 1 and TO Amendment No. 2, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2004

BCP CRYSTAL ACQUISITION GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

CRYSTAL US HOLDINGS 3 L.L.C.
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Manager